Exhibit 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS REPORTS IMPROVED FINANCIAL RESULTS

Montreal, Quebec. June 28, 2012 – Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT LLC:BMJ), which operates 57 luxury jewelry stores across Canada, Florida and Georgia, reported financial results for the fiscal year ended March 31, 2012 (“fiscal 2012”). The Company noted that fiscal 2012 represented a 53-week period compared to a 52-week period ended March 26, 2011, (“fiscal 2011”).

Fiscal 2012 financial results showed a marked improvement over the prior year:

•	Net sales increased 11.6%, or $31.4 million to $302.3 million;

•	Comparable store sales increased by 5% for the full fiscal year;

•	Gross profit margin improved by 114 basis points over the prior year; and

•

The net income for the fiscal year improved by $8.0 million, or $0.70 per share, to net income of $0.2 million, or $0.02 per share, from a net loss of $7.7 million, or $0.68 per share, in the prior fiscal year. Excluding $2.1 million of post-employment benefit charges associated with the departure of the Company’s former Chief Executive Officer at the end of fiscal 2012, net income was $2.3 million or $0.21 per share.

The $31.4 million increase in net sales was primarily driven by a 5% increase in comparable store sales, $7.6 million of higher sales from a new store offset by $4.6 million of lower sales associated with the closure of six stores, $8.1 million increase in revenues related to the Company’s refining operations, $4.4 million of higher sales related to the extra week in fiscal 2012, $0.6 million increase in corporate sales and $3.1 million of higher sales related to translating the sales of our Canadian operations into U.S. dollars due to the stronger Canadian dollar. The comparable store sales increase of 5% reflects a 6% increase in comparable store sales in the U.S. and a 4% increase in comparable store sales in Canada. The increase in comparable store sales in both countries during fiscal 2012 was primarily related to an increase in the average sale transaction as demand for luxury retail products continued to improve in both the U.S. and Canada.

Gross profit for fiscal 2012 was $133.2 million, or 44.1% of net sales, as compared to $116.3 million, or 42.9% of net sales, in fiscal 2011. The 114 basis point increase in gross profit margin was primarily attributable to retail price increases and a reduction in promotional pricing activities.

Selling, general and administrative expenses for fiscal 2012 were $118.1 million, or 39.1% of net sales, as compared to $107.4 million, or 39.7% of net sales, in fiscal 2011. The $10.6 million increase was primarily driven by $4.5 million of higher compensation expenses related to higher sales, margin and operating performance, $2.1 million of post-employment benefits related to the departure of our former Chief Executive Officer, approximately $1.9 million of higher compensation expense related to the termination of the salary reduction program initiated in March 2009, approximately $1.8 million increased marketing expenses, approximately $1.4 million of higher expenses related to foreign currency translation, and approximately $1.0 million of higher expenses related to the extra week in fiscal 2012.

Inventory totaled $143.5 million at March 31, 2012, as compared to $141.8 million at March 26, 2011, an increase of $1.6 million, or 1.2%. Excluding the impact of $1.7 million of foreign currency translation, the Company’s inventory increased by $3.3 million compared to prior year end. The increase was primarily driven by a 6% increase in comparable store inventory or $7.7 million partially offset by $5.0 million of lower inventory due to the closure of six retail stores.

Bank indebtedness (which represents amounts borrowed on the Company’s senior secured revolving credit facility) totaled $61.6 million for fiscal 2012, as compared to $61.9 for fiscal 2011, a decrease of $0.4 million. The Company’s excess borrowing capacity was $23.7 million as of March 31, 2012 compared to $20.5 million at the end of the prior fiscal year.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks & Mayors, commented: “Fiscal 2012 marked a return to profitability through continued improvement in sales and gross profit margin facilitated by the success of our merchandising and marketing initiatives and the recovering economic environments in the U.S. and Canada. As we enter the new fiscal year, we plan to continue to grow our sales and gross profit margin through effectively managing our merchandising and marketing programs while we place considerably more efforts on improving our customers’ experience when buying fine jewelry and watches. We will also concentrate our efforts in developing the Birks brand and our client’s favorite product categories.”

Conference Call Information

A conference call to discuss fiscal 2012 results is scheduled for Thursday, June 28, 2012 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-888-523-1227 approximately ten minutes prior to the start of the call. All other international callers please dial 1-719-457-2636 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until Midnight Eastern Time on July 5, 2012 and can be accessed by dialing 1-877-870-5176 and entering conference PIN number 4679190.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 22, 2012, the Company operated 30 stores (Birks Brand) across most major metropolitan markets in Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to continue to grow its sales and gross profit margin through effectively managing its merchandising and marketing programs while it places considerably more efforts on developing the Birks brand and its clients favorite product categories. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on our costs and expenses; and (iii) our ability to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of our merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

Non-GAAP financial measures

The accompanying press release presents net income and net income per share excluding $2.1 million of post-employment benefits charges related to the Company’s former Chief Executive Officer in the text. Management believes excluding this item presents the Company’s fiscal 2012 results on a more comparable basis to the corresponding period in the prior year, thereby providing investors with an additional perspective to analyze the results of operations of the Company at March 31, 2012. These measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The following table reconciles GAAP net income and net income per diluted share to the non-GAAP net income and net income per diluted share as adjusted:

	Fiscal Year Ended March 31, 2012		Fiscal Year Ended March 26, 2011
(in thousands, except per share amounts)	$	Diluted EPS	$	Diluted EPS

Net income (loss), as reported	$219	$0.02	$(7,746)	$(0.68)

Post-employment benefits	2,126	0.19	—	—

Net income (loss), as adjusted	$2,345	$0.21	$(7,746)	$(0.68)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 26, 2011

Net sales	$302,317	$270,948
Cost of sales	169,087	154,640

Gross profit	133,230	116,308

Selling, general and administrative expenses	118,075	107,444
Depreciation and amortization	4,713	5,267

Total operating expenses	122,788	112,711

Operating income	10,442	3,597
Interest and other financing costs	10,200	11,319

Income (loss) before income taxes	242	(7,722)
Income tax expense	23	24

Net income (loss)	$219	$(7,746)

Weighted average shares outstanding:
Basic	11,392	11,390
Diluted	11,438	11,390

Net income (loss) per share:
Basic	$0.02	$(0.68)
Diluted	$0.02	$(0.68)

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	March 31, 2012	March 26, 2011
Assets
Current assets:
Cash and cash equivalents	$3,127	$3,342
Accounts receivable	7,100	8,120
Inventories	143,475	141,843
Prepaids and other current assets	2,357	2,409

Total current assets	156,059	155,714

Property and equipment	25,796	26,270
Intangible assets	973	1,011
Other assets	2,339	1,328

Total non-current assets	29,108	28,609

Total assets	$185,167	$184,323

Liabilities and Stockholders’ Equity

Current liabilities:
Bank indebtedness	$61,557	$61,928
Accounts payable	44,593	48,262
Accrued liabilities	12,991	9,092
Current portion of long-term debt	5,567	4,339

Total current liabilities	124,708	123,621

Long-term debt	45,398	45,976
Other long-term liabilities	3,433	3,386

Total long-term liabilities	48,831	49,362

Stockholders’ equity:
Common stock	60,896	60,895
Additional paid-in capital	15,831	15,752
Accumulated deficit	(71,367)	(71,586)
Accumulated other comprehensive income	6,268	6,279

Total stockholders’ equity	11,628	11,340

Total liabilities and stockholders’ equity	$185,167	$184,323